

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2013

Via E-mail
Paul E. Martin
Chief Financial Officer
Perficient, Inc.
520 Maryville Centre Drive, Suite 400
St. Louis, MO 63141

> **Re: Perficient, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 7, 2013**
> **File No. 001-15169**

Dear Mr. Martin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors

The loss of one or more of our significant software vendors…, page 10

1.   You disclose here that the loss of your relationship with one or more of your significant software vendors could adversely affect the company and your results of operations. Please tell us what consideration you gave to identifying your most significant software vendors in this risk factor, and to quantifying here or elsewhere in the filing the extent of your reliance on these vendors. In this regard, we note disclosure elsewhere in the document discussing your relationships with IBM, Microsoft and Oracle. We refer also to the slide entitled "Platform Data" in the investor presentation for Q2 2013 available on your website, which indicates that for the quarters ended June 30, 2012, and June 30, 2013, respectively, approximately 72% and 80% of your revenues were attributable to

platforms by IBM, Microsoft and Oracle in the aggregate, with 39% and 45% attributable to Microsoft alone.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

General

2.   We note management's references to your bookings growth in your earnings calls for the fourth quarter of fiscal 2012 and the first and second quarter of fiscal 2013. In the second quarter 2013 earnings call, management indicates that your success in booking larger deals is a key metric used in evaluating your business. Please tell us in your response letter how you calculate bookings, and tell us what consideration you gave to discussing metrics related to your bookings in your Management's Discussion and Analysis. Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Liquidity and Capital Resources

Contractual Obligations, page 22

3.   We note that you have long-term debt on your balance sheet of $2.8 million and $20.3 million as of December 31, 2012 and June 30, 2013, respectively. However, we note that you have not included such amount in your contractual obligations table in your Form 10-K. In addition, your disclosures on page 21 of your Form 10-Q indicate that there were "no material changes… to other contractual obligations in the first six months of 2013," though the long-term debt outstanding as of June 30, 2013 appears to represent a significant cash obligation. Please tell us what consideration was given to including the outstanding long-term debt in your contractual obligations table as required by Item 303(a)(5) of Regulation S-K. As part of your response, please tell us what consideration was given to providing clear disclosure of the amounts outstanding under your credit agreement in the footnote disclosure on page 40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief